SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5) 1

Ark Restaurants Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

040712101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

__________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

- Page 1 of 7 Pages -

CUSIP No. 040712101

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kirkwood Capital, LP

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) _X_

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3. SEC Use Only

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4. Citizenship or Place of Organization

New York

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	69,345
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	69,345

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

69,345

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

1.9%

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12. Type of Reporting Person (See Instructions)

PN

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- Page 2 of 7 Pages -

CUSIP No. 040712101

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kirkwood Capital LLC

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) _X_

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3. SEC Use Only

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4. Citizenship or Place of Organization

Delaware

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	69,345
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	69,345

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

69,345

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

1.9%

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12. Type of Reporting Person (See Instructions)

OO

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- Page 3 of 7 Pages -

CUSIP No. 040712101

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

David Rabinowitz

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) _X_

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3. SEC Use Only

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4. Citizenship or Place of Organization

United States

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	69,345
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	69,345

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

69,345

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

1.9%

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12. Type of Reporting Person (See Instructions)

IN

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- Page 4 of 7 Pages -

Item 1(a). Name of Issuer:

Ark Restaurants Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

85 Fifth Avenue

New York, NY 10003-3019

Item 2(a). Name(s) of Person(s) Filing:

1.	Kirkwood Capital, LP, a New York limited partnership (“LP”);
2.	Kirkwood Capital LLC, a Delaware limited liability company (“LLC”); and
3.	David Rabinowitz

LP, LLC and Mr. Rabinowitz are collectively referred to as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence:

1634 Ponce De Leon, Building 402, Atlanta, Georgia 30307

Item 2(c). Citizenship:

LP is a New York entity. LLC is a Delaware entity.

Mr. Rabinowitz is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e). CUSIP Number:

040712101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

- Page 5 of 7 Pages -

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership:

Each of the Reporting Persons may be deemed the beneficially own the following (all of which are directly owned by the LP):

(a)	Amount beneficially owned: 69,345

The LLC is the general partner of the LP, and, as a result, the LLC may be deemed to possess voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the LP. Mr. Rabinowitz serves as the Managing Member of the LLC and, as a result, may be deemed to possess voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the LP.

(b)	Percent of Class:	1.9% (based on 3,596,799 outstanding shares according to the Issuer’s 10K filed December 14, 2007).
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	69,345
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	69,345

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

- Page 6 of 7 Pages -

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008 (Date)
/s/ David Rabinowitz (Signature) David Rabinowitz, individually and as managing member of Kirkwood Capital LLC, general partner of Kirkwood Capital, LP (Name/Title)

- Page 7 of 7 Pages -